UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

[Rule 13d-101]

Under the Securities Exchange Act of 1934

(Amendment No. 2)

eGain Corporation

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

28225C103

(CUSIP Number)

Vector Capital IV, L.P.

Vector Capital Partners IV, L.P.

Vector Entrepreneur Fund III, L.P.

Vector Capital Partners III, L.P.

Vector Capital, L.L.C.

Alexander R. Slusky

c/o Vector Capital Management, L.P.

One Market Street, Steuart Tower, 23rd Floor

San Francisco, CA 94105

Telephone: (415) 293-5000

With a copy to: Paul Hastings LLP 55 2nd Street, 24th Floor San Francisco, CA 94105 Telephone: (415) 856-7000 Attn: Steve L. Camahort

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 8, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28225C103

1	Names of Reporting Persons: Vector Capital IV, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)* (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions)* WK, BK, OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power -0-
	8	Shared Voting Power 1,637,821
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 1,637,821
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,637,821
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 6.04%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 87582Y108

1	Names of Reporting Persons: Vector Capital Partners IV, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)* (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions)* AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power -0-
	8	Shared Voting Power 1,637,821
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 1,637,821
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,637,821
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 6.04%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 87582Y108

1	Names of Reporting Persons: Vector Entrepreneur Fund III, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)* (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions)* WC, BK, OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power -0-
	8	Shared Voting Power 19,893
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 19,893
11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,893
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.07%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 87582Y108

1	Names of Reporting Persons: Vector Capital Partners III, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)* (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions)* AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power -0-
	8	Shared Voting Power 19,893
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 19,893
11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,893
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.07%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 87582Y108

1	Names of Reporting Persons: Vector Capital, L.L.C.
2	Check the Appropriate Box if a Member of a Group (See Instructions)* (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions)* AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power -0-
	8	Shared Voting Power 1,657,714
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 1,657,714
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,657,714
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 6.12%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 87582Y108

1	Names of Reporting Persons: Alexander R. Slusky
2	Check the Appropriate Box if a Member of a Group (See Instructions)* (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions)* AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power -0-
	8	Shared Voting Power 1,657,714
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 1,657,714
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,657,714
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 6.12%
14	Type of Reporting Person (See Instructions) IN

This Amendment No. 2 (this “Amendment No. 2”) to Schedule 13D filed with the Securities and Exchange Commission on behalf of the following persons (collectively, the “Reporting Persons”): (i) Vector Capital IV, L.P., a Delaware limited partnership (“VC IV”), (ii) Vector Capital Partners IV, L.P., a Cayman Islands limited partnership (“VCP IV”), (iii) Vector Entrepreneur Fund III, L.P., a Delaware limited partnership (“VE III”), (iv) Vector Capital Partners III, L.P., a Cayman Islands limited partnership (“VCP III”), (v) Vector Capital, L.L.C., a Delaware limited liability company (“VC”, and together with VC IV, VCP IV, VEF III and VCP III, “Vector”), and (vii) Alexander R. Slusky, an individual (“Mr. Slusky”) on May 26, 2015, as amended by Amendment No. 1 filed on January 4, 2017 (collectively, the “Initial 13D”), is being filed pursuant to Rule 13d-2 of the Securities Exchange Act of 1923, as amended on behalf of the Reporting Persons to amend certain information previously reported by the Reporting Persons in the Initial 13D by adding the information set forth below to the items indicated. Unless otherwise stated herein, all capitalized terms used in this Amendment No. 2 have the same meaning as those set forth in the Initial 13D.

Item 1. Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This statement on Schedule 13D (this “Statement”) relates to the shares of common stock, par value $0.001 per share (the “Shares”), of eGain Corporation., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 1252 Borregas Avenue, Sunnyvale, California 94089. As reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, as of May 5, 2017, there were 27,105,471 Shares outstanding.

Item 5. Interest in Securities of the Issuer

Paragraphs (a), (b) and (c) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a)	The response of each of the Reporting Persons to Rows (11) to (13) of the cover pages of this Amendment No. 2 are incorporated herein by reference. As of the September 11, 2017, the Reporting Persons have the following interest in the securities of the Company:

i.	VC IV beneficially owns 1,637,821 Shares, making it the beneficial owner of 6.04% of the Company’s common stock.

ii.	VCP IV beneficially owns 1,637,821 Shares, making it the beneficial owner of 6.04% of the Company’s common stock.

iii.	VEF III beneficially owns 19,893 Shares, making it the beneficial owner of 0.07% of the Company’s common stock.

iv.	VCP III beneficially owns 19,893 Shares, making it the beneficial owner of 0.07% of the Company’s common stock.

v.	VC beneficially owns 1,657,714 Shares, making it the beneficial owner of 6.12% of the Company’s common stock.

vi.	Mr. Slusky beneficially owns 1,657,714 Shares, making him the beneficial owner of 6.12% of the Company’s common stock.

(b)	The table below sets forth for the Reporting Persons the number of shares of the Company’s common stock for which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, or sole or shared power to dispose or to direct the disposition.

	VC IV	VCP IV	VEF III	VCP III	VC	Mr. Slusky
Sole Power to Vote/Direct Vote	0	0	0	0	0	0
Shared Power to Vote/Direct Vote	1,637,821	1,637,821	19,893	19,893	1,657,714	1,657,714
Sole Power to Dispose/Direct Disposition	0	0	0	0	0	0
Shared Power to Dispose/Direct	1,637,821	1,637,821	19,893	19,893	1,657,714	1,657,714

Disposition

(c)	There have been no purchases or sales of the Company’s common stock by any of the Reporting Persons within the last sixty days, except for the sales of the Company’s common stock by VC IV and VEF III on the open market as indicated in the table below, which table sets forth the date of each transaction, number of shares sold in each transaction, and the sale price per share for the shares sold in each transaction.

Sales by VC IV:

Date	Number of Shares Sold	Sale Price Per Share
8/22/2017	2,417	$1.8000
8/25/2017	6,449	$1.7531
8/28/2017	7,571	$1.7503
8/31/2017	1,716	$1.7500
9/1/2017	17,117	$1.7500
9/5/2017	3,952	$1.7500
9/6/2017	41,990	$1.7532
9/8/2017-1	473,917	$2.1246
9/8/2017-2	113,088	$2.1290

Sales by VEF III:

Date	Number of Shares Sold	Sale Price Per Share
8/22/2017	29	$1.8000
8/25/2017	78	$1.7531
8/28/2017	92	$1.7503
8/31/2017	21	$1.7500
9/1/2017	208	$1.7500
9/5/2017	48	$1.7500
9/6/2017	510	$1.7532
9/8/2017-1	5,756	$2.1246
9/8/2017-2	1,374	$2.1290

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated September 11, 2017

VECTOR CAPITAL IV, L.P.

By: VECTOR CAPITAL PARTNERS IV, L.P., its general partner

By: VECTOR CAPITAL, L.L.C., its general partner

By:	/s/ David Baylor
Name: David Baylor
Title: Chief Operating Officer

VECTOR CAPITAL PARTNERS IV, L.P.

By: VECTOR CAPITAL, L.L.C., its general partner

By:	/s/ David Baylor
Name: David Baylor
Title: Chief Operating Officer

VECTOR ENTREPRENEUR FUND III, L.P.

By: VECTOR CAPITAL PARTNERS III, L.P., its general partner

By: VECTOR CAPITAL, L.L.C., its general partner

By:	/s/ David Baylor
Name: David Baylor
Title: Chief Operating Officer

VECTOR CAPITAL PARTNERS III, L.P.

By: VECTOR CAPITAL, L.L.C., its general partner

By:	/s/ David Baylor
Name: David Baylor
Title: Chief Operating Officer

VECTOR CAPITAL, L.L.C.

By:	/s/ David Baylor
Name: David Baylor
Title: Chief Operating Officer

ALEXANDER R. SLUSKY

/s/ Alexander R. Slusky
Alexander R. Slusky